FORM U-7D

                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Initial Filing

         The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


1.       Lessee public-utility company:1

         (1A) Maatschappij Voor Intercommunale Gasdistributie "Intergas" N.V. Warandelaan 2
                 4900 AA Oosterhout (NB)
                 The Netherlands

         (1B) Maatschappij Voor Intercommunale Gasdistributie "Intergas" N.V. Warandelaan 2
                 4900 AA Oosterhout (NB)
                 The Netherlands

         (2)     N.V. Energiebedrijf Zuid-Kennemerland Netwerk
                 Herenweg 115
                 2105 MG Heemstede
                 The Netherlands

         (3)     N.V. Gasbedrijf Noord-Oost Friesland
                 Birdaarderstraatweg 82
                 9101 PK Dokkum
                 The Netherlands

         (4)     Nutsbedrijf Amstelland N.V.
                 Van Heuven Goedhartlaan 15
                 1181 LE Amstelveen
                 The Netherlands

--------
     1 This Form U-7D reports on five related lease transactions.

2.   Date: All leases were entered into on November 19, 1999.

2a.  Expected date facility will be placed in service:

     All facilities were in service on November 19, 1999.

3.   Regulatory authority which has acted on transactions:

     The leased facilities are all located in the Netherlands. Netherlands regulatory authorities have not acted on the transaction. See General Electric Capital Corp., SEC No-Action Letter, (Jan. 11, 1996) and General Electric Capital Corp., SEC No-Action Letter, (June 21, 1996).

4.   Initial term of lease:

     All leases have an initial term of 99 years.

4a.  Renewal options:

     All leases may be renewed for an additional term of 99 years.

5.   Brief description of facility:

     (1A) Natural  gas   distribution   facilities   located  in  the  following
          Netherlands municipalities:

Aalburg                      Halderberge                      Steenbergen
Alphen-Chaam                 Heusden Hilvarenbeek             Tilburg
Barrie-Nassau                Made                             Waalwijk
Berda                        Oosterhout                       Werkendam
Dongen                       Olsterwik                        Woensdrecht
Geerruidenberg               Roosendaal                       Woudrichem
Haaren                       Rucphen                          Zvenbergen

     (1B) Natural  gas   distribution   facilities   located  in  the  following
          Netherlands municipalities:

Aalburg                      Halderberge                      Steenbergen
Alphen-Chaam                 Heusden Hilvarenbeek             Tilburg
Barrie-Nassau                Made                             Waalwijk
Berda                        Oosterhout                       Werkendam
Dongen                       Olsterwik                        Woensdrecht
Geerruidenberg               Roosendaal                       Woudrichem
Haaren                       Rucphen                          Zvenbergen


     (2)  Natural  gas   distribution   facilities   located  in  the  following
          Netherlands municipalities:

Heemstede                    Aerdenhout                       Haarlemmerlledeen
Bennebrock                   Bentveld                         Spaarnwoude
Vogelenzang                  Bloemendaal                      Spaardam
Zandvoort                    Overeen                          Halfweg



     (3)  Natural  gas   distribution   facilities   located  in  the  following
          Netherlands municipalities:

Achtkarspelen                Dongeradeel                      Schiermonnikoog
Ameland (island)             Ferwerderadeel                   Tytsjerksteradiel
Dantumadeel                  Kollumerland c.a.


     (4)  Natural  gas   distribution   facilities   located  in  the  following
          Netherlands municipalities:

Aalsmeer                     Dulvendrecht                     Ulthoorn
Amstelveen                   Ouderkerk                        Ouder-Amstel



6.   Manufacturer or supplier: Not applicable

7.   Cost of facility: (U.S. $)

     (1A)       174,883,000
     (1B)        71,462,700
     (2)         61,478,900
     (3)         99,359,900
     (4)        118,515,300



8.   Basic Payments: (U.S. $)

     (1A)        260,779,291
     (1B)        103,926,635
     (2)          68,187,962
     (3)         151,679,375
     (4)         168,165,605



8a.  Periodic Installment: (U.S. $, paid annually)

     (1A)      Year 1                  8,179,117
               Years 2-9               9,437,443
               Year 10                28,312,330
               Year 11                10,345,744
               Year 12-23             11,534,420
               Year 24                    29,517
               Year 25                         0

     (1B)      Year 1                  3,396,127
               Years 2-9               3,918,609
               Year 10                11,755,826
               Year 11                 4,731,105
               Years 12-22             4,789,314
               Year 23                    12,256
               Year 24                         0

     (2)      Year 1                     2,571,881
              Years 2-3                  2,940,656
              Year 4                     3,914,886
              Year 5                     1,966,425
              Year 6                     3,135,038
              Year 7                     2,940,656
              Year 8                     7,086,649
              Year 9                     5,394,716
              Year 10                    1,337,523
              Year 11                    5,850,601
              Years 12-18                3,594,062
              Year 19                    2,940,656
              Year 20                        9,187
              Year 21                            0

     (3)      Year 1                     4,757,293
              Years 2-9                  5,489,184
              Year 10                   14,374,812
              Year 11                    8,110,226
              Years 12-23                6,708,867
              Year 24                       17,168
              Year 25                            0

     (4)      Year 1                     5,274,369
              Years 2-9                  6,085,811
              Year 10                   18,257,432
              Year 11                    6,671,535
              Years 12-23                7,438,063
              Year 24                       19,034
              Year 25                            0



9.   Holder of legal title to facility:

         (1A)     Dutch Gas II Business Trust (1999 -1A)
         (1B)     Dutch Gas II Business Trust (1999 -1B)
         (2)      Dutch Gas II Business Trust (1999 -2)
         (3)      Dutch Gas II Business Trust (1999 -3)
         (4)      Dutch Gas II Business Trust (1999 -4)

         c/o Wilmington Trust Company
         Rodney Square North
         1100 North Market Street
         Wilmington, DE 19890-0001

10. Holder of beneficial interest:

         Name and address             Amount Invested     Percent of Equity
                                          (U.S. $)
PCI Netherlands Corporation
Investment Corporation
1801 K Street, N.W.
Suite 900
Washington, D.C.  20006-1301          (1A)   25,227,300          14.43

PCI Netherlands Corporation
1801 K Street, N.W.
Suite 900
Washington, D.C. 20006-1301           (1B)    9,979,300          13.96

PCI Holdings, Inc.
1801 K Street, N.W.
Suite 900
Washington, D.C. 20006-1301           (2)     9,438,300          15.35

PCI Netherlands Corporation
1801 K Street, N.W.
Suite 900
Washington, D.C. 20006-1301           (3)    13,669,500          13.76


PCI Netherlands Corporation
1801 K Street, N.W.
Suite 900
Washington, D.C. 20006-1301           (4)    18,230,800          15.38


11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

     Amount borrowed:  (U.S. $)

        (1A)       149,655,700
        (1B)        61,483,400
        (2)         52,040,600
        (3)         85,690,400
        (4)        100,284,500

         Interest rate: 7.454% annually, 7.32% semi-annually
         Number of lenders: 2
         Terms of repayment:
               Period: Paid annually on January 2nd of each year, starting on January 2, 2000.
               Interest Payment Amounts: (U.S. $)


Year      1(A)            1(B)            2               3               4
2000       1,332,435        547,407         463,335         762,930         892,867
2001      11,254,589      4,623,749       3,913,620         644,193       7,541,716
2002      11,483,833      4,715,255       4,013,633       6,569,934       7,710,723
2003      11,636,370      4,774,637       4,093,612       6,650,493       7,831,844
2004      11,800,278      4,838,445       4,179,553       6,737,056       7,961,992
2005      11,976,402      4,907,009       4,199,281       6,830,072       8,101,842
2006      12,165,655      4,980,684       4,365,717       6,930,021       8,252,116
2007      12,369,015      5,059,851       4,457,452       7,037,421       8,413,592
2008      12,587,533      5,144,919       4,570,513       7,152,825       8,587,103
2009      12,822,339      5,236,327       4,382,961       7,276,833       8,773,549
2010      13,074,648      5,334,549       4,307,545       7,410,083       8,973,892
2011      11,938,838      4,855,910       4,528,930       6,890,935       8,281,901
2012      12,057,586      4,865,213       4,430,413       6,800,050       8,401,936
2013      12,096,583      4,870,871       4,492,754       6,806,847       8,473,783
2014      12,138,486      4,876,950       4,559,742       6,814,150       8,550,985
2015      12,183,513      4,883,482       4,631,724       6,821,998       8,633,942
2016      12,231,896      4,890,502       4,709,070       6,830,430       8,723,082
2017      12,283,886      4,898,044       4,792,183       6,839,492       8,816,867
2018      12,339,751      4,906,149       4,881,490       6,849,228       8,921,792
2019      12,399,780      4,914,858       4,977,454       6,859,691       9,032,388
2020      12,464,283      4,924,216       5,129,276       6,870,933       9,151,229
2021      12,533,595      4,934,271       5,510,926       6,883,013       9,278,927
2022      12,608,073      4,945,076       0               6,895,994       9,416,145









2023      12,688,102      4,956,687       0               6,909,943       9,563,590
2024      12,774,097      5,325,242       0               6,924,931       9,722,026
2025      13,724,073      0               0               7,439,832      10,445,283





                                   SIGNATURES


Dated: December 17, 1999
                                  /s/ Rosemary Pantano
                                  -------------------------
                                  Rosemary Pantano
                                  Corporate Trust Administrator
                                  Wilmington Trust Company, not in its
                                  individual capacity, but solely as Trustee


Dated: December 17, 1999
                                  /s/ Leslie Zimberg
                                  -------------------------
                                  Leslie Zimberg
                                  Vice President and Deputy General Counsel
                                  Potomac Capital Investment Corporation